Exhibit 12.1
Southwest Bancorp, Inc.
Ratio of Earnings to Fixed Charges
(In Thousands)

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
Ratio 1: including deposit interest
Earnings:
Income before income taxes	20,593	24,390	34,975	41,406	34,854
Fixed charges	57,482	73,680	84,661	76,962	52,253

Total	78,075	98,070	119,636	118,368	87,107

Fixed charges:
Interest-bearing demand	476	584	355	282	267
Money market accounts	4,954	12,620	19,664	16,020	10,727
Savings accounts	78	69	87	50	21
Time deposits of $100,000 or more	20,864	28,214	31,231	29,887	19,977
Other time deposits	15,947	19,535	21,802	16,863	9,790
Other borrowings	4,049	7,242	7,555	10,023	7,343
Subordinated debentures	5,340	4,811	3,777	3,683	3,990
Portion of rents representative of the interest factor (8%) of rental expense	222	207	190	154	138
Preference security dividends	5,552	398	—	—	—

Total fixed charges	57,482	73,680	84,661	76,962	52,253

Ratio of earnings to fixed charges	1.36	1.33	1.41	1.54	1.67

Ratio 2: excluding deposit interest
Earnings:
Income before income taxes	20,593	24,390	34,975	41,406	34,854
Fixed charges	15,163	12,658	11,522	13,860	11,471

Total	35,756	37,048	46,497	55,266	46,325

Fixed charges:
Other borrowings	4,049	7,242	7,555	10,023	7,343
Subordinated debentures	5,340	4,811	3,777	3,683	3,990
Portion of rents representative of the interest factor (8%) of rental expense	222	207	190	154	138
Preference security dividends	5,552	398	—	—	—

Total fixed charges	15,163	12,658	11,522	13,860	11,471

Ratio of earnings to fixed charges	2.36	2.93	4.04	3.99	4.04